UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 3)*

Moore Wallace Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

615785102

(CUSIP Number)

Greenwich Street Capital Partners II, L.P.
500 Campus Drive
Suite 220
Florham Park, NJ 07932
Attention: Matthew Kaufman
(973) 437-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d1(f) or 13d1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

PAGE 1 OF 25 PAGES

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 2 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Capital Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 3 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP Offshore Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 4 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 5 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Employees Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 6 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS TRV Executive Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 7 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Greenwich Street Investments II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* oo

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 8 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 9 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 10 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 11 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 12 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sanjay H. Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 13 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 14 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 15 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 16 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 17 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
(AMENDMENT NO. 3)

CUSIP No.: 615785102	PAGE 18 OF 25 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew J. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* oo

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- See Item 5 -0- See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14	TYPE OF REPORTING PERSON* IN

          This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2001 (the “Original Statement”) and as amended and supplemented by Amendment No. 1 filed with the Commission on January 7, 2002 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on January 11, 2002 (“Amendment No. 2”, and together with the Original Statement and Amendment No. 1, the “Amended Original Statement”), on behalf of (collectively, the “Reporting Persons”) (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (3) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (4) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (5) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (6) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (7) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"), (8) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (9) Alfred C. Eckert III, (10) Keith W. Abell, (11) Sanjay H. Patel, (12) Richard M. Hayden, (13) Robert A. Hamwee, (14) Thomas V. Inglesby, (15) Matthew C. Kaufman, (16) Christine K. Vanden Beukel and (17) Andrew J. Wagner, to report each Reporting Person's beneficial ownership of greater than five percent (5%) of the common stock, no par value per share (the “Common Stock”), of Moore Wallace Incorporated, a corporation organized under the laws of Ontario, Canada (the “Issuer”).

ITEM 1.      SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at 375 Park Avenue, New York, NY 10152.

ITEM 2.      IDENTITY AND BACKGROUND.

(a) See Cover Pages Item 1.

(b) The business address of each Reporting Person is c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

(c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSI is the general partner of the Greenwich Street Funds. GSCP (NJ) LP is the manager of the Greenwich Street Funds. GSCP (NJ) Inc. is the general partner of GSCP (NJ) LP. Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew J. Wagner are the managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP.

(d)-(e) During the past five (5) years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f) All natural persons listed on the Cover Pages are citizens of the United States. GSCP II, Greenwich Fund, Employees Fund, TRV, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. are each organized under the laws of Delaware. GSCP Offshore is organized under the laws of the Cayman Islands.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of November 26, 2003, among the Issuer, Laser Company, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Issuer, Payment Processing Solutions, Inc. (“PPS”), a Delaware corporation and the stockholders of PPS whose signatures are set forth on the signature pages to the Agreement, the Issuer is acquiring PPS (the “Merger”).

           Pursuant to the Agreement, GSCP II, GSCP Offshore and Greenwich Fund (collectively, the “GSC Partners”) are entitled to receive in the Merger (1) newly issued shares of Common Stock of the Issuer in an amount equal to the Issued Share Number (as defined below) and (2) subject to the following paragraph, an amount in cash (without interest) equal to the difference between (a) the Per Share Amount (as defined below) times the number of shares of PPS common stock held by GSC Partners (which as of the date hereof is 8,895.05828 shares of common stock) and (b) the Issued Share Number times an amount based on the per share price of Common Stock of the Issuer subject to agreed-upon collars as set forth in the Agreement (such difference, the “GSC Cash Portion”).

           The term “Issued Share Number” means that number of shares of the Common Stock of the Issuer equal to the difference between (1) the product of (a) 0.9999% times (b) the number of shares of Common Stock of the Issuer issued and outstanding as of the closing date, and (2) the number of shares of Common Stock of the Issuer issued in exchange for the Subordinated Debt (as defined below). The “Per Share Amount” will be equal to the quotient of (1) the equity value (as determined in accordance with the Agreement, which is expected to be approximately $57.0 million based on good faith estimates and reasonable assumptions) divided by (2) the number of shares of PPS common stock issued and outstanding upon consummation of the Merger (which as of the date hereof is 10,000 shares). Based on the estimated Equity Value discussed above, the Per Share Amount should be approximately $5,700.

           Notwithstanding the foregoing, GSC Partners have the right prior to consummation of the Merger to request that the Issuer seek shareholder approval in accordance with the requirements of the New York Stock Exchange and certain Canadian legal and regulatory requirements to enable the Issuer to issue new shares of Common Stock to GSC Partners in lieu of the GSC Cash Portion. If GSC validly exercises (and does not rescind) this right and such shareholder approval is obtained, GSC Partners will receive a number of new shares of Common Stock of the Issuer in lieu of the GSC Cash Portion based on the fair market value of such shares at the time of the shareholder approval.

           In addition, $12.5 million principal amount of 12% Senior Subordinated Note due 2005 of PPS (the “Subordinated Debt”), all of which is held by GSC Partners, at the closing of the Merger, will be exchanged into the right by GSC Partners to receive a number of shares of Common Stock of the Issuer derived by dividing $12.5 million by an amount based on the per share price of Common Stock of the Issuer subject to agreed-upon collars as set forth in the Agreement; provided, that the amount of all accrued interest on the Subordinated Debt upon consummation of the Merger will be paid in cash to GSC Partners on such date.

           GSC Partners also own PPS warrants (the “Warrants”) that are exercisable for 526.31579 shares of PPS common stock, which will be cancelled in the Merger and converted into the right of GSC Partners to receive a cash payment equal to the excess of (1) the Per Share Amount over (2) the warrant exercise price of $0.01 per share, multiplied by the number of shares subject to such warrants; provided, however, if GSC Partners elect to receive new shares of Common Stock of the Issuer in lieu of GSC Cash Portion as described above, then the GSC Partners will also have the right to receive additional new shares of Common Stock of the Issuer in lieu of the cash payment for the Warrants.

           Following the Merger, the shares of Common Stock of the Issuer acquired by GSC Partners in the Merger will be allocated among the Greenwich Street Funds as follows:

                  Name                       Percentage
                  GSCP II                     89.3378%
                  GSCP Offshore                1.8625%
                  Greenwich Fund               3.0262%
                  Employees Fund               5.3332%
                  TRV                          0.4403%
                                              -----------
                  TOTAL                      100.0000%

           The foregoing summary is qualified in its entirety by reference to the terms of the Agreement, which is attached as Exhibit 1 to this Amendment.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

           (a)(b) Based on the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the Commission on November 10, 2003, as of October 31, 2003, there are issued and outstanding 158,037,148 shares of Common Stock. As of the date hereof, the Greenwich Street Funds have acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 13,096,155 shares of Common Stock representing approximately 8.3% of the issued and outstanding shares of Common Stock.1 Until the Merger is consummated, it is unknown how many shares of Common Stock of the Issuer the Greenwich Street Funds will own. The allocation of the shares of Common Stock acquired in the Merger among the Greenwich Street Funds will be as set forth above in Item 3.

____________________

1 As of the date hereof, GSCP owns 11,699,816 shares of Common Stock, GSCP Offshore owns 243,916 shares of Common Stock, Employees Fund owns 698,445 shares of Common Stock, Greenwich Fund owns 396,315 shares of Common Stock and TRV owns 57,663 shares of Common Stock.

          GSI does not directly own any securities of the Issuer, but because it is the sole general partner of the Greenwich Street Funds, GSI may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSI, however, disclaims beneficial ownership of all such shares of Common Stock.

          GSCP (NJ) LP does not directly own any securities of the Issuer, but because it is the manager of the Greenwich Street Funds, for purposes of Rule 13d-3, GSCP (NJ) LP may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSCP (NJ) LP, however, disclaims beneficial ownership of all such shares of Common Stock.

          GSCP (NJ) Inc. does not directly own any securities of the Issuer, but because it is the sole general partner of GSCP (NJ) LP, for purposes of Rule 13d-3, GSCP (NJ) Inc. may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. GSCP (NJ) Inc., however, disclaims beneficial ownership of all such shares of Common Stock.

           Mr. Eckert serves on the board of directors of the Issuer and beneficially owns 52,036 shares of Common Stock.

           Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel do not directly own any securities of the Issuer, but because they are managing members of GSI and executive officers of GSCP (NJ) Inc., pursuant to Rule 13d-3, each of them may be deemed to beneficially own and have shared power to vote and to dispose of the shares of Common Stock directly owned by the Greenwich Street Funds. Each of Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Wagner and Ms. Vanden Beukel, however, disclaims beneficial ownership of all such shares of Common Stock.

           (c) The only transactions by the Reporting Persons relating to the Common Stock are the transactions described in Item 5.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Item 6 of the Original Statement is amended by adding the following to the end thereof. In addition, the responses set forth in Items 3 and 5 of this Amendment are incorporated by this reference into this Item 6.

           All shares of Common Stock of the Issuer received by the Greenwich Street Funds will be subject to the Registration Rights Agreement, dated as of December 21, 2000 as described in Item 6 of the Original Statement.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1 - Agreement and Plan of Merger, dated as of November 26, 2003, among the Issuer, Laser Company, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent, Payment Processing Solutions, Inc., a Delaware corporation and the stockholders of the Issuer, whose signatures are set forth on the signature pages thereto.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2003

GREENWICH STREET CAPITAL PARTNERS II, L.P.
GSCP OFFSHORE FUND, L.P.
GREENWICH FUND, L.P.
GREENWICH STREET EMPLOYEES FUND, L.P.
TRV EXECUTIVE FUND, L.P.
By: Greenwich Street Investments II, L.L.C., its
General Partner:

By:  /s/ Matthew C. Kaufman
       Matthew C. Kaufman
       Managing Director

GREENWICH STREET INVESTMENTS II, L.L.C.

By:  /s/ Matthew C. Kaufman
       Matthew C. Kaufman
       Managing Director

GSCP (NJ), L.P.
By: GSCP (NJ), Inc., its General Partner:

By:  /s/ Matthew C. Kaufman
       Matthew C. Kaufman
       Managing Director

GSCP (NJ), INC.

By:  /s/ Matthew C. Kaufman
       Matthew C. Kaufman
       Managing Director

*
Alfred C. Eckert III

*
Keith W. Abell

*
Sanjay H. Patel

*
Richard M. Hayden

*
Robert A. Hamwee

*
Thomas V. Inglesby

 /s/ Matthew C. Kaufman
Matthew C. Kaufman

*
Christine K. Vanden Beukel

 /s/ Andrew J. Wagner
Andrew J. Wagner

* By:  /s/ Matthew C. Kaufman
         Matthew C. Kaufman
         Attorney-in-Fact

 /s/ Andrew J. Wagner
Andrew J. Wagner
Attorney-in-Fact

* Attorneys-in-Fact under Power of Attorney, dated January 4, 2002, incorporated by reference to Exhibit 7(L) to the Schedule 13D/A for Moore Wallace Incorporated filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002, with the Securities and Exchange Commission.